Exhibit 99.1

Click Holdings Limited (CLIK) announced to become a CCSV service provider,

and other business and development updates

Hong Kong, October 14, 2025 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leading human resources and senior care solutions provider based in Hong Kong, proudly announced to become a service provider of the Community Care Service Voucher Scheme (“CCSV”), a prominent initiative launched by the Hong Kong government aiming to offer elderly care services for the senior citizens in Hong Kong.

CLIK accredited as an approved CCSV service provider

Click Holdings is proud to announce its successful accreditation as an approved service provider under the Community Care Service Voucher Scheme for the Elderly (CCSV) in Hong Kong. This milestone further strengthens our leading position in delivering high-quality, personalized community care services to eligible elderly individuals under the government’s initiative.

The CCSV empowers elderly residents to select services that best suit their needs, promoting aging in place with dignity and independence. Total expected CCSV market is estimated to reach HK$1.9 billion. Together with our previous acquisition effort, we aim to become a leader in the CCSV service sector in two years.

“This accreditation is a significant achievement that aligns perfectly with our commitment to transforming elderly care in Hong Kong,” said Jeffrey Chan, CEO of Click Holdings. “Leveraging on our expanding talent pool of over 22,900 professionals with growth of over 30% in 2025, we aim to become the leader in the CCSV service sector by utilizing technology, quality, and innovation, ensuring every elderly receives exceptional senior care services.”

“We expect our expansion in the CCSV sector can generate significant cross-selling synergy among different businesses. For instance, our recent partnership with an Asian technology titan to offer 24-hour instant device services to senior citizens can benefit substantially as the government subsidies under CCSV can now fully cover the relevant costs for the customers.”

“It should also be highlighted that the recent fraud cases in the CCSV sector underscoring the need for greater integrity and consolidation among providers. There are currently around 200 CCSV service providers in the market. We view this as a pivotal opportunity to lead industry-wide reforms and consolidation, and estimate the CCSV sector to contribute approximately 25% of our overall revenue in two years.”

“This comes on the heels of the Hong Kong government’s recent commitment to allocate additional resources to the CCSV, including phased expansions and enhanced funding for service quality improvements, e.g. quadrupling the number of senior citizens eligible for using the CCSV service vouchers. These investments further strengthen the scheme’s sustainability and accessibility, creating huge potential for trustworthy service providers like us. As such, we believe the CCSV sector will become the blue ocean for driving our growth in the years ahead.”

Other business and development updates

As regard to the cryptocurrency innovation for senior services previously announced, we are still exploring feasibility of integrating cryptocurrency solutions with our senior services. This may involve certain payment systems enhancement and device services application. Approaching the opportunity with both caution and ambition, we aim to position CLIK at the forefront of financial innovation within the Silver Economy.

We recently announced a 1-for-30 share consolidation of our Class A ordinary shares in order to fulfil listing compliance and facilitate market sentiment. As the only Nasdaq-listed company focused on senior nursing HR solutions in Hong Kong, CLIK is poised to capitalize on the region’s aging population and government support for the Silver Economy.

About Click Holdings Limited (CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 22,900 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clicksc.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F
Tower 2, The Gateway
Harbour City, Kowloon
Hong Kong
Email: jack.wong@jfy.hk
Phone: +852 2691 8200